Sub-Item 77M:  Mergers



(a)	On June 12, 2009, Highland Distressed Opportunities,
Inc. was reorganized into Highland Credit Strategies
Fund.

(b)	At a Special Meeting of the Board of Trustees of
Highland Credit Strategies Fund ("HCF") held on April
14, 2009, the Board approved the proposed reorganization of Highland Distressed Opportunities,
Inc. into HCF.  The Agreement and Plan of Merger and
Liquidation is attached as Exhibit 77Q(1)(g) to Form
N-SAR.